RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2008 OCT 28 P 1:53

[redacted]

08005606

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

24th October, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 23rd October, 2008 as per requirements of the Listing Agreement to the Stock Exchanges in India Intimating the date of the Board Meeting of the Company to be held on 31st October, 2008.

A Copy of the aforesaid letter is attached herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
OCT 30 2008
THOMSON REUTERS

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

23rd October, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Unaudited financial Results for the quarter and half year ended 30th September, 2008.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, the 31st October, 2008, inter alia, to consider and approve the Unaudited Financial Results for the quarter and half year ended 30th September, 2008.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

END